Exhibit (a)(1)(iv)

April 23, 2007

To Our Shareholders:

          Today, we commenced a $150 million self-tender offer to acquire up to 11,857,707 shares of our common stock, representing approximately 17% of our currently outstanding common stock, at a purchase price of $12.65 per share in cash (the “Offer”). Enclosed you will find the Offer to Purchase and Letter of Transmittal which contain the terms of the Offer and instructions on how to tender your shares if you decide to tender your shares. The Offer will expire at 5:00 P.M., New York City time, on Monday, May 21, 2007, unless extended by us.

          The Offer price represents a premium of approximately 10% above the average closing stock price over the ten trading days prior to our announcement of the Offer on April 19, 2007. Your Board of Directors, with the assistance of independent financial advisors, reviewed the Company’s strategic plan, its projected uses of cash flows for, among other things, capital expenditures, acquisitions, debt repayment and share repurchases, and a variety of alternatives for using the Company’s available financial resources. Following this comprehensive review, the Board determined that the Offer is a prudent use of capital that delivers immediate value to shareholders and enables the Company to continue to support growth of its businesses and the execution of its strategic plan.

          We plan to fund the Offer through borrowings under our existing credit facility, which has been amended to accommodate the Offer. We currently project the Offer will be accretive to our diluted earnings per share.

          I urge you to carefully read the enclosed materials, as they contain important information about the Offer. If you have any questions regarding the Offer or need assistance in tendering your shares, please contact Innisfree M&A Incorporated, the Information Agent for the Offer, toll free at (888) 750-5834 or Banc of America Securities LLC or Wachovia Capital Markets, LLC, the Dealer Managers for the Offer toll free, at (888) 583-5426, ext. 8426 or (800) 532-2916, respectively.

Sincerely,

Boland T. Jones
Chairman of the Board and Chief Executive Officer